Item 7
 Aperio Group, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Investment Management (UK) Limited
 BlackRock Japan Co., Ltd.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.